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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                SCHEDULE 14D-1/A
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)

                                       AND

                                 SCHEDULE 13D/A
           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
             RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                          RULE 13d-2(a) (RULE 13d-101)
                                (AMENDMENT NO. 4)
                               -------------------

                          NIMBUS CD INTERNATIONAL, INC.
                            (Name of Subject Company)

                           CARLTON COMMUNICATIONS PLC

                            NEPTUNE ACQUISITION CORP.
                                    (Bidder)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                    65439010
                      (CUSIP Number of Class of Securities)
                               -------------------

                                   DAVID ABDOO
                                COMPANY SECRETARY
                                25 KNIGHTSBRIDGE
                             LONDON SW1X 7RZ ENGLAND
                               011 44171 663 6363

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidders)

                                    COPY TO:
                                  DAVID M. KIES
                               SULLIVAN & CROMWELL
                                125 BROAD STREET
                            NEW YORK, NEW YORK 10004
                                 (212) 558-4000



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         This Amendment No. 4 is filed to supplement and amend the information set forth in (i) the Tender Offer Statement on Schedule 14D-1 filed by Carlton Communications Plc ("Parent") and Neptune Acquisition Corp. (the "Purchaser") on June 23, 1998, as amended by Amendment No. 1 to such Schedule filed with the SEC on July 8, 1998, Amendment No. 2 to such Schedule filed with the SEC on July 13, 1998 and Amendment No. 3 to such Schedule filed with the SEC on July 15, 1998 (as so amended, the "Schedule 14D-1"), with respect to shares of Common Stock, par value $.01 per share ("Shares"), of Nimbus CD International, Inc. (the "Company") and (ii) the Schedule 13D filed by Parent and the Purchaser on June 23, 1998, as amended by Amendment No. 1 to such Schedule filed with the SEC on July 8, 1998, Amendment No. 2 to such Schedule filed with the SEC on July 13, 1998 and Amendment No. 3 to such Schedule filed with the SEC on July 15, 1998 (as so amended, the "Schedule 13D"), with respect to Shares. Unless otherwise indicated, the capitalized terms used herein shall have the meanings specified in the Schedule 14D-1 including the Offer to Purchase filed as Exhibit (a)(1) thereto.

Item 10.  Additional Information
          ----------------------

         On July 21, 1998 Parent issued a press release announcing that the Expiration Date of the Offer which was scheduled for 12:00 Midnight, New York City time, on Tuesday, July 21, 1998 has been extended to 12:00 Midnight, New York City time, on Friday, July 24, 1998, unless the Offer is further extended. A copy of the press release issued by Parent on July 21, 1998, is filed herewith as Exhibit (a)(10) and is incorporated by reference herein.


Item 11.  Material to be Filed as Exhibits.
          --------------------------------

Exhibit No.         Description
-----------         -----------

(a)(10)             Press release issued by Parent on July 21, 1998.








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                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 21, 1998                     CARLTON COMMUNICATIONS PLC

                                         By:        /s/  David Abdoo
                                                  ------------------------------
                                         Name:    David Abdoo
                                         Title:   Company Secretary



                                         NEPTUNE ACQUISITION CORP.

                                         By:        /s/  Thomas  M. Collins, Jr.
                                                  ------------------------------
                                         Name:    Thomas M. Collins, Jr.
                                         Title:    Secretary








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                                INDEX TO EXHIBITS




Exhibit No.         Description
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(a)(10)             Press Release dated July 21, 1998.